BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

August 28, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins, CPA

Re: BTCS Inc.

Amendment to Registration Statement on Form S-1

File No. 333-219893

Ladies and Gentlemen:

BTCS Inc. (the “Company”) is submitting this Correspondence following the conference call by and among you and Todd Hardiman, CPA, of the Staff and the officers of the Company, its accounting consultants, its independent auditors and its counsel.

During the call, the Staff took the position that the Company’s Financial Statements do not comply with GAAP insofar as they account for digital assets. The Company accepts the Staff’s position with respect to its interpretation of accounting for digital assets under current GAAP guidelines. Further, as noted on the call the Company agrees with PWC’s March 2018 point of View position and believes that measuring digital assets at fair value, with changes in fair value recognized in earnings, better reflects their economics, but is not consistent with current GAAP. The Company urges the Staff to coordinate with FASB and further research the topic such that the Company and all other public registrants, and the investing community may have a revised accounting framework that address digital assets. The purpose of this letter is to demonstrate that the variances are not material with respect to fiscal year 2017, and for the three and six months ended March 31, and June 30, 2018 and accordingly no restatements are required. Of course, in future filings the Company’s Financial Statements will comply with GAAP in all respects. The Staff cited one leading case on materiality. Following the presentation of the revised Financial Statements which follow, the Company believes that the revisions do not reflect material variances based on existing case law as discussed below.

Modified Financial Statements.

Attached is a SAB 99 Memo that clearly reviews the changes resulting from applying GAAP. The Memo carefully points out that the change for fiscal 2017 is not material and also concludes that the changes for the financial statements for the three and six months ended March 31, and June 30, 2018 are also not material.

1

The Changes are not Material

Beyond GAAP’s lack of materiality, the Company must also insure that changing the financial statements to reflect the GAAP interpretation would not otherwise require a restatement. In Basic Inc. v. Levinson, the Supreme Court concluded that an omitted fact is material if there is a substantial likelihood that a reasonable shareholder would have considered it significant in determining whether to buy or sell a security.1 The “would” test, which the Supreme Court first applied to proxy statements, was designed to “filter out essentially useless information that a reasonable investor would not consider significant, even as part of a larger “mix” of factors to consider in making his investment decision.”2

The Court further said “materiality depends on the significance the reasonable investor would place on the withheld or misrepresented information.” (Footnote omitted).3 The Court further analyzed materiality by concluding “in order to prevail on a Rule 10b-5 claim, a plaintiff must show that the statements were misleading as to a material fact. It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant.”4

In limiting materiality, the Supreme Court has rejected a “might” test in favor of a “would” test which is clearly a higher threshold. While materiality is normally a fact question for the trier of fact, the changed information plainly is not important when viewed in the totality. The Company has nominal revenue for 2017 and 2016 which declined from 2016 to 2017. Its loss was approximately $45 million in each year. Further the Company’s assets are rather small. The Company’s risk factors scream at an investor to consider all facts before investing in the Company and evaluate the total mix of information. Investors are very likely continuing to buy the Company’s common stock for one basic reason – as a speculative way to invest in a cryptocurrency company that has eschewed the riskier Initial Coin Offerings.

In this context, the fact that an operating loss almost doubled is so insignificant compared to the risks contained in the prospectus and the fact that the net operating loss was approximately 1% of the loss for each period presented. Clearly the 2017 change would not be considered significant by a reasonable investor determining whether to buy or sell the Company’s securities especially with the very harsh risk factors. Perhaps other than the cash balances and current value of the Company’s cryptocurrency assets investors are most interested in cash flow. The cash flow statements are unaffected by the changes mandated by GAAP.

Please direct any questions concerning this Correspondence to BTCS’s legal counsel, Michael D. Harris, at 561-471-3507, mharris@nasonyeager.com, or Brian Bernstein, 561-686-3307, bbernstein@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.

Brian Bernstein, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.

1 Basic Inc. v. Levinson, 485 U.S. 224 (1988), citing TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976).

2 Id. at 234, citing TSC Indus., Inc. v. Northway, Inc., 426 U.S. at 448-449.

3 Id. at 240.

4 Id. at 238.

2

Date:	August 27, 2018

To:	Files

From:	BTCS Inc.

Subject:	SAB 99 – Unadjusted Audit Differences

Issue – Revaluation of Digital Currencies

BTCS Inc. (the “Company”) received a letter from the SEC dated August 21, 2018, stating the position that digital currencies should not be revalued with resulting unrealized gain/loss in the statement of operations.

Relevant Literature

Senior Management has concluded that the adjustments necessary to fix the incorrect out-of-period audit adjustment are not material to the 2017 income statements, based on the guidance set forth within the Accounting Standard Codification (“ASC”) 250, Accounting Changes and Error Corrections (formerly Staff Accounting Bulletin 99, “Materiality” (“SAB 99”)). SAB 99 was written in response to questions surrounding whether a misstatement or omission of an item that falls under a 5% of net income “rule of thumb” used by registrants is material to their annual financial statements. It should be noted that the 5% of net income “rule of thumb” does not relate to the net income associated with a registrant’s quarterly results.

Guidance in SAB 99 states that “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The guidance goes on to state that “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’, as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

Quantitative Factor

2017

Management performed the following quantitative analysis and deemed that a reasonable person relying on the financial statements would not have been significantly influenced by the inclusion or the correction of the item in 2017 for the following reasons:

The effect of the adjustment was approximately 1% of the adjusted 2017 annual net loss.

It should be noted that the 2017 statement of operations shows a revaluation of digital currencies of $704,946, but $38,903 was realized and so the adjustment would only be $666,043.

In addition, the uncorrected adjustments have no impact on the Company’s key performance metric of cash used in operation activities.

	Three Months Ended 31-Mar-17	Three Months Ended 30-Jun-17	Three Months Ended 30-Sep-17	Year Ended 31-Dec-17

Net earnings (loss) as reported (A)	(35,195,544)	591,673	(10,959,746)	(45,065,336)
Revaluation of digital currencies	-	-	(2,671)	(666,043)
If originally recorded correctly (B)	(35,195,544)	591,673	(10,962,417)	(45,731,379)
(A) / (B) - 100%	0%	0%	0%	-1%

2018

Management performed the following quantitative analysis and deemed that a reasonable person relying on the financial statements would not have been significantly influenced by the inclusion or the correction of the item in 2018 for the following reasons:

While not adjusting the 2017 starting balances for digital currencies, management intends on recharacterizing the digital currency as intangible assets. Therefore, the first and second quarter 2018 write-downs of digital currencies $180,816 and $12,419, respectively, will be recorded as an impairment of intangible assets. This recharacterization has no net effect on the 1) statement of operations, 2) total assets, 3) total stockholders’ equity and 4) cash used in operating activities.

SAB 99 Qualitative Review

While senior management believes the uncorrected period misstatements discussed above are not quantitatively material for the quarters ended March, June, September and for the year ended December 2017, and the quarters ended March and June 2018, SAB 99 does state that registrants should also consider qualitative factors that may render items material. We have summarized below our considerations of these qualitative factors that we believe are relevant in this situation:

Factor: whether the misstatement masks a change in earnings or other trends.

View: The misstatement discussed above does not mask a change in earnings or trend in earnings.

Factor: whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

View: The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise.

Factor: whether the misstatement changes a loss into income or vice versa.

Management response: The adjustment would not change any of the 2017 and 2018 10-Qs from a quarterly gain to a loss or vice versa.

Factor: whether the misstatement affects the registrant’s compliance with regulatory requirements.

Management response: The uncorrected misstatement does not affect the Company’s compliance with regulatory requirements.

Factor: whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Management response: The Company does not have any loan covenants and the uncorrected misstatement does not have an impact on other contractual requirements.

Factor: whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses of other forms of incentive compensation.

Management response: The misstatement has no effect on management’s compensation.

Factor: whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s business.

Management’s response: There is only one segment.

Factor: whether the misstatement involves concealment of an unlawful transaction.

Management response: The uncorrected misstatement does not involve the concealment of an unlawful transaction.

Conclusion:

2017

Based on the above analysis, management has concluded that the misstatement is immaterial to the 2017 results.

In accordance with the SEC’s Staff Accounting Bulletin Nos. 99 (“SAB 99”), the Company evaluated this error based on an analysis of quantitative and qualitative factors, determined that the error was immaterial to the prior reporting periods affected in 2017. Therefore, as permitted by SAB 99, the Company does not feel that any restatement to the prior 2017 10Qs are considered necessary.

2018

Based on the above analysis, management has concluded that the misstatement is not material to the 2018 results.

In accordance with the SEC’s Staff Accounting Bulletin Nos. 99 (“SAB 99”), the Company evaluated this error based on an analysis of quantitative and qualitative factors, determined that the error was immaterial to the prior reporting periods affected in 2018. Therefore, as permitted by SAB 99, the Company does not feel that any restatement to the prior 2018 10Qs are considered necessary.